Filed Pursuant to Rule 424(b)(5)
Registration No. 333-240975

Supplement No. 1 dated May 17, 2021

(To Prospectus Supplement dated March 26, 2021

and Prospectus dated August 5, 2020)

$500,000,000

Common Stock

This supplement supplements the prospectus supplement dated March 26, 2021 (the “Prospectus Supplement”), relating to the issuance and sale of shares of our common stock having an aggregate offering price of up to $500,000,000 through our sales agents, J.P. Morgan Securities LLC, Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, BNP Paribas Securities Corp. and TD Securities (USA) LLC, from time to time in privately negotiated transactions and/or any other method permitted by law, including block trades or sales deemed to be an “at the market” offering as defined in Rule 415 under the Securities Act of 1933, as amended, which includes sales made directly on the New York Stock Exchange (the “NYSE”), sales made to or through a market maker other than on an exchange or sales through an electronic communications network. This supplement shall be read in conjunction with the Prospectus Supplement and the accompanying prospectus. Except as set forth herein, the Prospectus Supplement remains unchanged.

This supplement is being filed to reflect the amendment on May 17, 2021, of the equity distribution agreement by and among us and our sales agents, J.P. Morgan Securities LLC, Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, BNP Paribas Securities Corp. and TD Securities (USA) LLC, dated March 26, 2021, to include RBC Capital Markets, LLC as an additional sales agent. Accordingly, each reference to the term “sales agent” or “sales agents” in the Prospectus Supplement is hereby amended to include RBC Capital Markets, LLC and each reference to the term “equity distribution agreement” in the Prospectus Supplement is hereby amended to refer to the equity distribution agreement, as amended. Pursuant to the equity distribution agreement, as amended, we will pay each sales agent a commission that will not exceed, but may be lower than, 2.1% of the gross proceeds of the shares sold pursuant to the equity distribution agreement, as amended, by such sales agent, and all references in the Prospectus Supplement to a commission that will not exceed 2% shall be hereby amended to refer to a commission that will not exceed 2.1%.

Affiliates of each of the sales agents are also lenders under our $700 million revolving line of credit (our “Credit Facility”) or other indebtedness. To the extent any proceeds from the sale of shares of our common stock are used to reduce amounts outstanding under our Credit Facility, other indebtedness or any future borrowings they may be a party to, such affiliates will receive a pro rata portion of such proceeds.

As of the date of this supplement, we have sold approximately 19.7 million shares of our common stock under the equity distribution agreement for gross proceeds of approximately $244.6 million, leaving approximately $255.4 million available to be offered by this supplement, the Prospectus Supplement and the accompanying prospectus. Our common stock trades on the NYSE under the symbol “MAC.” On May 14, 2021, the last reported sale price of our common stock on the NYSE was $14.01 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-3 of the Prospectus Supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this supplement, the Prospectus Supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

J.P. Morgan	Deutsche Bank Securities	Goldman Sachs & Co. LLC	BNP PARIBAS	TD Securities	RBC Capital Markets

The date of this supplement is May 17, 2021.